20010441

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53073

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMA SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2321 ROSECRANS AVENUE, SUITE 1255
(No. and Street)

EL SEGUNDO	CA	90245
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Burt M. Arnold 310-544-3545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Burt M. Arnold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMA SECURITIES, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

JENNIFER L. BURKHARD
Notary Public - California
Los Angeles County
Commission # 2158531
My Comm. Expires Jun 28, 2020

State of California
County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 28 day of February, 2020 by BURT ARNOLD proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

BMA SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2019

BMA SECURITIES, LLC
Table of Contents

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 28 day of February, 2020, by Burt Arnold

____,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JENNIFER L. BURKHARD
Notary Public - California
Los Angeles County
Commission # 2158531
My Comm. Expires Jun 28, 2020

(Seal) Signature [signature]

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of BMA Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BMA Securities, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 28, 2020

BMA SECURITIES, LLC
Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$ 69,483
Receivables from broker-dealers and clearing brokers	180,128
Other receivables-related parties-net	21,739
Securities at fair value	631,374
Prepaid expenses and other assets	16,087
Right of use asset	236,289
TOTAL ASSETS	**$ 1,155,100**

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 435,353
Payables to broker-dealers and clearing brokers	936
Lease liability	239,431
Related party payable	14,355
TOTAL LIABILITIES	**690,075**
TOTAL MEMBERS' EQUITY	**465,025**
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 1,155,100**

The accompanying notes are an integral part of these financial statements.

BMA SECURITIES, LLC
Statement of Operations
For The Year Ended December 31, 2019

REVENUES	
Management and administrative revenues	$ 64,007
Trading revenues	7,353,923
Commission revenues	325,645
Consulting revenues	10,000
Total revenues	7,753,575
EXPENSES	
Employee compensation, commissions, and benefits	6,846,522
Clearing fees and costs	549,694
Other operating expenses	561,741
Professional fees	465,896
Occupancy	70,321
Travel and entertainment	26,834
Total expenses	8,521,008
NET LOSS FROM OPERATIONS	(767,433)
Net unrealized profit	1,415
Net realized book loss	(150)
Income tax	(12,590)
NET LOSS	$ (778,758)

The accompanying notes are an integral part of these financial statements.

BMA SECURITIES, LLC
Statement of Members' Equity
For The Year Ended December 31, 2019

Balance, December 31, 2018	$ 1,220,283
Contributions	127,000
Disbursements	(103,500)
Net Loss	(778,758)
Balance, December 31, 2019	$ 465,025

The accompanying notes are an integral part of these financial statements.

BMA SECURITIES, LLC
Statement of Cash Flows
For The Year Ended December 31, 2019

OPERATING ACTIVITIES		
Net (loss)		$ (778,758)
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:		
Amortization - Right of Use Asset		57,210
Changes in:		
Receivables from broker-dealers and clearing organizations		1,697,370
Securities at fair value		(515)
Prepaid expenses and other assets		20,139
Other Receivables		19,866
Accounts payable and accrued expenses		(1,231,247)
Payables to broker-dealers and clearing organizations		182
Related party payable		(3,650)
Income taxes payable		-
Net cash (used in) operating activities		(219,403)
INVESTING ACTIVITIES		
Net cash (used in) investing activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Repayments of lease liability	(54,068)	
Capital contributions	127,000	
Capital distributions	(103,500)	
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		(30,568)
NET INCREASE (DECREASE) IN CASH		(249,971)
CASH AT BEGINNING OF YEAR		319,454
CASH AT END OF YEAR		$ 69,483
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest		$ 16,515
Income taxes		$ 12,590

SUPPLEMENTAL DISCLOSURES OF NON-CASH TRANSACTIONS:

The Company recognized a right of use asset of $293,499 and right of use liability of $293,499

The accompanying notes are an integral part of these financial statements.

BMA SECURITIES, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

BMA Securities, LLC (the Company), is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company, which was formed in the state of Delaware on July 2, 2014 is based in El Segundo, California.

On June 30, 2015, the Company entered into an Assignment and Assumption Agreement whereby the Company agreed to accept the assets and assume the liabilities of Burt Martin Arnold Securities Inc. (the "Corporation") and immediately thereafter in consideration of such Assignment issued 100% of the membership units of the Company to the Corporation via two newly formed holding companies, BMA Parent Co., LLC and BMA Holding Co., LLC, wholly owned by the Corporation.

The Company's primary source of revenue is securities trading and market making. The Company also generates revenue by providing brokerage services to customers.

The Company is considered an introducing broker whereby customer orders are accepted but are cleared through one or more clearing brokers, which are unaffiliated with the Company. The Company is a fully-disclosed broker-dealer and, as such, is exempt from SEC Rule 15c3-3 under exemption provision paragraph (k) (2) (i) and (k) (2) (ii).

Revenue recognition

Brokerage commissions, market making, principal transactions, and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Customers' securities and commodities transactions are reported on a settlement date basis. The resulting difference between the trade date and settle date is an immaterial amount. Consulting Income is recorded at the fair market value on the day the shares are issued to the Company. Administrative Clearing Fees are comprised of various monthly and transactional fees charged to customers and collected by the clearing firm which are credited back to the Company. These fees are recorded in the month the fees are charged to the customer.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Other receivables

Other receivables represent advances to employees. The company applies an allowance for losses on receivables to reflect management's best estimate of probable losses determined

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Other receivables (continued)

principally on the basis of historical experience. All accounts or portions thereof deemed to be uncollectible or to require excessive collection cost are written off to the allowance for losses. A reserve for $31,698 was set up as of December 31, 2019.

Property and equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the asset's estimated useful life of 5 years. Repairs and maintenance to these assets are charged to expense as incurred. Major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Leasehold improvements are amortized over the shorter of the life of the improvement or the term of the lease.

Securities owned and securities sold, not yet purchased

Securities owned, which are readily marketable, and securities sold, not yet purchased are recorded at fair value. Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at contracted prices, thereby creating a liability to purchase the securities at prevailing market prices. Securities owned which are not readily marketable, are valued at estimated fair value as determined by management. The resulting difference between cost and estimated fair value is included in unrealized income.

Income taxes

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership; therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income.

Fair value of financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximates their fair values. These financial instruments include cash, receivables from broker-dealers and clearing organizations, other securities, receivables from employees, accounts payable and accrued expenses, securities sold, not yet purchased, and payables to broker-dealers and clearing organizations. Fair values are assumed to approximate carrying values for these items because they are short term in nature.

Recently issued accounting standards

Effective January 1, 2019, the Company adopted the new FASB accounting standard ASC 842, Leases, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently issued accounting standards (continued)

greater than 2 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs, and other matters.

The Company is a lessee in a noncancelable operating lease for office space subject to ASC 842, as disclosed in Note 6. Under the modified retrospective transition method, the Company recorded a Right-of-use asset of $293,499 and a Lease liability both in the amount of $293,499 as of January 1, 2019.

NOTE 2 – RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS AND CLEARING BROKERS

At the end of 2019, the Company had a fully disclosed clearing agreement with two clearing brokers: COR Clearing LLC and Interactive Brokers LLC. Each agreement states that the agent clears securities transactions for the Company's customers and performs certain "back office" functions for the Company. These functions include, among other things, processing customer orders as they are transmitted to the clearing agent, preparing and mailing transaction confirmations and customer statements directly to the customers and performing all cashiering functions for customer accounts.

The Company receives commission and fee income from the clearing agents based on the number and size of transactions. The Company generally pays all costs associated with transactions executed through the clearing agents plus a fee per transaction based on the amount of business transacted during the month. COR Clearing, LLC's agreement requires that the Company maintain a cash deposit with the agent. At year end, the cash deposit totaled $100,000. On August 1, 2017, the Company ceased its fully disclosed clearing agreement with ICBC and still maintains a balance owed to the Company of $3,114 as of December 31, 2019, for possible unsettled trades. These amounts were included in Receivables from broker-dealers and clearing brokers at December 31, 2019.

It is the Company's policy to continually review the performance of its clearing agents to ascertain their credit standing and financial viability. The Company may be exposed to risk if a clearing agent is unable to continue to perform under their agreement. Based upon future circumstances, the Company may add or delete one or more clearing brokers.

Receivables from and payables to broker-dealers and clearing brokers at December 31, 2019, consist of the following:

NOTE 2 – RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS AND CLEARING BROKERS (continued)

	Receivables	Payables
Receivables from clearing brokers	$ 176,773	$ -
Payables to clearing brokers	-	4,885
Fees and commissions receivable	3,355	-
	$ 180,128	$ 4,885

NOTE 3 – SECURITIES AT FAIR VALUE

Securities at fair value consist of corporate stocks. The investments are classified as trading securities and stated at their fair value based on quoted market prices. For the year ended December 31, 2019 the Company recognized one thousand in unrealized profit and $150 in realized losses on these investments. At December 31, 2019, these securities are carried at their fair value of $631,374.

NOTE 4 – DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES

ASC Topic 820, *Fair Value Measurements*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also specifies a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2019:

NOTE 4 – DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES (continued)

		December 31, 2019 Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities at fair value	$ 631,374	$ 1,359	$ -	$ 630,015
Convertible note receivable	-	$ -	$ -	$ -
Total Assets	**$ 631,374**	**$ 1,359**	**$ -**	**$ 630,015**

Company values its marketable securities at stated market rates available on public exchanges for level 1 securities. Level 3 securities are valued using quoted bids and asks on the OTC exchange.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2019:

	Amounts
Beginning balance at December 31, 2018	$ 625,840
Unrealized gains and (losses)	4,175
Realized gains and (losses)	0
Purchases, Issuances and Settlements	0
Transfer In (Out)	-
Ending balance at December 31, 2019	$ 630,015

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of ($206,361), which was ($306,361) in deficient of its required net capital of $100,000. The Company's percentage of aggregate indebtedness to the net capital was not applicable since the company did not have any net capital.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Cash

From time to time, the Company's cash account balances may exceed federally insured limits. The Company has not experienced any losses to date.

Leases

The Company is a lessee in a noncancelable operating lease for office space subject to ASC 842. The lease agreement does not include a termination or renewal option for either party, or restrictive financial or other covenants.

The components of lease cost for the year ended December 31, 2019 are as follows:

Operating lease cost	$70,321

Amounts reported in the Statement of Financial Condition as of December 31, 2019 are as follows:

Operating lease:

Right-of-use asset	$236,289
Lease liability	$239,431

Maturities of lease liabilities under the noncancelable operating lease as of December 31, 2019 are as follows:

2020	$67,928
2021	69,626
2022	71,367
2023	54,523
Total undiscounted lease payments	$263,444
Less imputed interest	(24,013)
Total lease liability	$239,431

Other information as of December 31, 2019:

The discount rate used for the lease present value calculations is its incremental borrowing rate ("IBR") of 5% at the lease's commencement date. The Company's IBR represents the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The lease's implicit rate was not readily determinable.

Total rent expense for the year ended December 31, 2019 was $70,321 and is included in occupancy expense on the Statement of Operations.

NOTE 6 – COMMITMENTS AND CONTINGENCIES (continued)

Litigation and Regulatory Compliance

The Company is subject to both regulatory and legal claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of any other such claims and lawsuits will not have a material adverse effect on the financial position, results of operations, and cash flows of the Company.

Membership Purchase

On October 10, 2019 the parent company of the broker dealer sold a 20% membership interest to Century TBD Holdings, LLC. In accordance with the purchase agreement, upon CMA approval by FINRA, Century TBD Holdings, LLC. will acquire an additional 75% of the Company that is still ongoing as of December 31, 2019. The purchase agreement payments are as follows:

Amount	Payment Type
$500,000	Cash
$125,000	Escrow Deposit
$775,000	Cash (Upon CMA approval)
$500,000	Note

NOTE 7 – CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities that settle in accordance with industry practices, which for most securities, is currently three business days after the trade date. These activities may expose the Company to off-balance sheet credit and market risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company is required to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the creditworthiness of the customer or issuer of the financial instrument held as collateral.

NOTE 8 – INCOME TAXES

The income tax expense for the year includes $11,790 in California LLC Fees and $800 in California LLC minimum tax.

NOTE 9 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were available to be issued. On January 24, 2020, a Statement of Claim was amended against the Company alleging a breach of settlement agreement. No hearing dates have been scheduled at the time the financial statements were available to issues. On February 21, 2020, the Company made a settlement offer for a cease-and-desist proceeding initiated by the SEC. $333,537 has been recognized on these financial statements as of December 31, 2019, for this settlement offer.

NOTE 10 – Related Party Transaction

The Company occasionally has made advances to employees. Receivables from employees are included in Other receivables and totaled $13,847 as of December 31, 2019; which includes an advance due from a member totaling $239. Included in Related Party Payable is Federal Income tax due of $14,355, assumed from Burt Martin Arnold Securities Inc.

BMA SECURITIES, LLC
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2019

Members' equity per Statement of Financial Condition	$	465,025
Add: Subordinated debt		-
Less: Nonallowable assets		
Other receivables from broker dealers	$	(3,114)
Receivables from non-customers	$	(21,739)
Securities and other investments not readily available (estimated at fair value)	$	(630,282)
Other assets	$	(16,087)
Total nonallowable assets	$	(671,222)
Undue Concentration		-
Haircuts on marketable securities		(164)
Net Capital	$	(206,361)
Aggregate indebtedness - items included in financial statements	$	690,075
Basic net capital requirement	$	100,000
Net capital deficiency	$	(306,361)
Percentage of aggregate indebtedness to net capital		N/A

Net capital as reported in Company's Part II (unaudited) FOCUS Report as of December 31, 2019:	$	147,177
Audit adjustments:		
Members' Equity		(385,136)
Non-allowable assets		31,598
Net capital as of December 31, 2019	$	(206,361)

There was a difference of $353,538 between net capital computation shown here and the net capital computation shown on the Company's unaudited Part IIA Form X-17A-5 report dated December 31, 2019. See report of independent registered public accounting firm.

BMA SECURITIES, LLC.
Schedule II - Computation For Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2019

BMA Securities, LLC. operates pursuant to the Section k (2)(i) exemption and Section k (2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.

BMA Securities, LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of BMA Securities, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) BMA Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which BMA Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) & (k)(2)(ii) (the "exemption provisions") and (2) BMA Securities, LLC stated that BMA Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2019 without exception. BMA Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BMA Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) & (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Northridge, California
February 28, 2020

BMA SECURITIES

Assertions Regarding Exemption Provisions

We, as members of management of BMA Securities, LLC. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i) & (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2019.

BMA Securities, LLC

By:

Burt M. Arnold, President

BMA Securities, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Members of BMA Securities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by BMA Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating BMA Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. BMA Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on BMA Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of BMA Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.
Northridge, California
February 28, 2020

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

BMA Securities, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2019

		Amount
Total assessment	$	10,618
SIPC-6 general assessment Payment made on July 25, 2019		(8,399)
SIPC-7 general assessment Payment made on February 4, 2020		(2,219)
Total assessment balance **(overpayment carried forward)**	$	-